083-00002

09046313

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB's U.S.$3,000,000,000
2.75 per cent. Global Notes due 21 May 2014

Filed pursuant to Rule 3 of Regulation AD
Dated: May 21, 2009

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of U.S.$3,000,000,000 principal amount of 2.75 per cent. Global Notes due 21 May 2014 (the "Notes") of the Asian Development Bank (the "ADB") under its Global Medium-Term Note Program (the "Program").

Item 1. Description of Obligations

The terms and conditions of the Notes are set forth in the Prospectus to the ADB's Global Medium-Term Note Program dated July 20, 2005 (the "Prospectus"), which was previously filed under a report of the ADB dated July 20, 2005, and in the Pricing Supplement relating to the Notes dated May 18, 2009 (the "Pricing Supplement"). Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated April 13, 2009, was filed under a report of the ADB dated April 13, 2009.

The fiscal agent of the ADB with respect to the Notes is the Federal Reserve Bank of New York, 33 Liberty Street, New York, NY 10045.

Item 2. Distribution of Obligations

See the Prospectus, pages 58 to 60 and the Pricing Supplement.

As of May 18, 2009, the ADB entered into a Terms Agreement with Deutsche Bank AG, London Branch, HSBC Bank plc, J.P. Morgan Securities Ltd., Morgan Stanley & Co. International plc, BNP Paribas, Citigroup Global Markets Inc., Commerzbank Aktiengesellschaft, London Branch, Credit Suisse Securities (Europe) Limited, Daiwa Securities SMBC Europe Limited, Mitsubishi UFJ Securities International plc, Mizuho International plc, Nomura International plc,

RBC Capital Markets Corporation and UBS Limited (collectively, the "Managers"), pursuant to which the ADB has agreed to issue, and the Managers have severally agreed to purchase, a principal amount of the Notes aggregating U.S.$3,000,000,000 for an issue price of 99.662% less management and underwriting fees and selling concessions of 0.15%. The Notes will be offered for sale subject to issuance and acceptance by the Managers and subject to prior sale. It is expected that the delivery of the Notes will be made on or about May 21, 2009.

The Managers propose to offer all the Notes to the public at the public offering price of 99.662%.

The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

Name	Principal Amount
Deutsche Bank AG, London Branch	U.S.$675,000,000
HSBC Bank plc	675,000,000
J.P. Morgan Securities Ltd.	675,000,000
Morgan Stanley & Co. International plc	675,000,000
BNP Paribas	30,000,000
Citigroup Global Markets Inc.	30,000,000
Commerzbank Aktiengesellschaft, London Branch	30,000,000
Credit Suisse Securities (Europe) Limited	30,000,000
Daiwa Securities SMBC Europe Limited	30,000,000
Mitsubishi UFJ Securities International plc	30,000,000
Mizuho International plc	30,000,000
Nomura International plc	30,000,000
RBC Capital Markets Corporation	30,000,000
UBS Limited	30,000,000
Total	U.S.$3,000,000,000

Item 3. Distribution Spread

See the Pricing Supplement, pages 3, 4, 5 and 6 and the Terms Agreement.

	Price to the Public	Commissions and Concessions	Proceeds to ADB
Per Unit	99.662%	0.15%	99.512%
Total	U.S.$2,989,860,000	U.S.$4,500,000	U.S.$2,985,360,000

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3.

Item 5. Other Expenses of Distribution

Item	Amount
Legal Fees	$ 45,000*
Fees/Expenses of Independent Accountants	$ 35,000*
Listing Fees (Luxembourg)	$ 5,100*

* Asterisks indicate that expenses itemized above are estimates.

Item 6. Application of Proceeds

See the Prospectus, page 5.

Item 7. Exhibits

(a) (i) Prospectus to the Global-Medium Term Note Program dated July 20, 2005, previously filed under a report of the ADB dated July 20, 2005.

(ii) Standard Provisions relating to the issuance of Notes by the ADB under the Program dated as of May 17, 2004, previously filed under a report of the ADB dated October 15, 2004.

(b) Copy of an opinion of counsel as to the legality of the Notes.

(c) Terms Agreement dated May 18, 2009, previously filed under a report of the ADB dated May 18, 2009.

(d) (i) Information Statement dated April 13, 2009, previously filed under a report of the ADB dated April 13, 2009.

(ii) Pricing Supplement dated May 18, 2009, previously filed under a report of the ADB dated May 18, 2009.

CLEARY GOTTLIEB STEEN & HAMILTON LLP

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
(212) 225-2000
FACSIMILE (212) 225-3999
WWW CLEARYGOTTLIEB COM

WASHINGTON, DC • PARIS • BRUSSELS
LONDON • MOSCOW • FRANKFURT • COLOGNE
ROME • MILAN • HONG KONG • BEIJING

May 21, 2009

Asian Development Bank
P.O. Box 789
0980 Manila, Philippines

Ladies and Gentlemen:

We have acted as special United States counsel to the several Managers (the "Managers") named in the Terms Agreement dated as of 18 May 2009 between the Asian Development Bank ("the ADB") and the Managers, in connection with the offering by ADB of U.S.$3,000,000,000 principal amount of 2.75 per cent. Global Notes due 21 May 2014 (the "Notes") pursuant to ADB's Global Medium-Term Note Program (the "Program"). This opinion letter is furnished as an exhibit to a report of ADB of even date herewith filed with respect to the Notes pursuant to Regulation AD adopted by the Securities and Exchange Commission under Section 11(a) of the Asian Development Bank Act.

In arriving at the opinion expressed below, we have reviewed the following documents:

(a) the Terms and Conditions of the Notes contained in the Prospectus dated July 20, 2005 relating to the Program and the Pricing Supplement dated 18 May 2009;

(b) the Standard Provisions dated as of 17 May 2004 relating to the issuance of Notes by ADB;

(c) an executed copy of the Uniform Fiscal Agency Agreement dated as of 20 July 2006, the letter of agreement dated 20 July 2006 from ADB to the Federal Reserve Bank of New York ("FRBNY") and the letter of acknowledgment dated 8 August 2006 from the FRBNY to ADB.

(d) the letter of instruction dated 19 May 2009 from ADB to the FRBNY, authorizing and requesting delivery of the Notes; and

(e) the opinion of the General Counsel of ADB dated 21 May 2009 delivered to the Managers in connection with the offering of the Notes and the opinion of the General Counsel of ADB dated 15 April 2009.

In addition, we have reviewed the originals or copies certified or otherwise identified to our satisfaction of all such corporate records of ADB and such other instruments and other certificates of public officials, officers and representatives of ADB and such other persons, and we have made such investigations of law, as we have deemed appropriate as a basis for the opinion expressed below.

In rendering the opinion expressed below, we have assumed the authenticity of all documents submitted to us as originals and the conformity to the originals of all documents submitted to us as copies.

Based on the foregoing, and subject to the further assumptions and qualifications set forth below, it is our opinion that the Notes, when they have been duly issued, delivered in book-entry form to or on behalf of the Managers and paid for, will constitute the valid, binding and enforceable obligations of ADB.

Insofar as the foregoing opinion relates to the validity, binding effect or enforceability of any agreement or obligation of ADB, (a) we have assumed that ADB and each other party to such agreement or obligation has satisfied those legal requirements that are applicable to it to the extent necessary to make such agreement or obligation enforceable against it (except that no such assumption is made as to ADB regarding matters of federal law of the United States of America or the law of the State of New York that in our experience normally would be applicable with respect to such agreement or obligation), (b) such opinion is subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, to general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law) and (c) such opinion is subject to the effect of judicial application of foreign laws or foreign governmental actions affecting creditors' rights.

The foregoing opinion is limited to the federal law of the United States of America and the law of the State of New York.

We are furnishing this opinion letter to you at the request of the Managers in our capacity as counsel to the Managers, and this letter is solely for your benefit. This opinion letter is not to be relied on by or furnished to any other person or used, circulated, quoted or otherwise referred to for any other purpose. We assume no obligation to advise you, or to make any investigations, as to any legal developments or factual matters arising subsequent to the date hereof that might affect the opinions expressed herein.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By Wanda J. Olson
Wanda J. Olson, a Partner

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
ASIAN DEVELOPMENT BANK

In respect of the issue of the ADB's U.S.$3,000,000,000
2.75 per cent. Global Notes due 21 May 2014

Filed pursuant to Rule 3 of Regulation AD
Dated: May 18, 2009

The following information is filed pursuant to Rule 3 of Regulation AD in respect of the issue of U.S.$3,000,000,000 principal amount of 2.75 per cent. Global Notes due 21 May 2014 (the "Notes") of the Asian Development Bank (the "ADB") under its Global Medium-Term Note Program (the "Program"). Certain information specified in Schedule A to Regulation AD is not available at the date of this report, but when available, will be filed as promptly as possible.

Item 1. Description of Obligations

The terms and conditions of the Notes are set forth in the Prospectus to the ADB's Global Medium-Term Note Program dated July 20, 2005 (the "Prospectus"), previously filed under a report of the ADB dated July 20, 2005, and in the Pricing Supplement relating to the Notes dated May 18, 2009 (the "Pricing Supplement"), which is filed herewith. Certain other information about the ADB is provided in the form of an Information Statement, the latest version of which, dated April 13, 2009, was filed under a report of the ADB dated April 13, 2009.

The fiscal agent of the ADB with respect to the Notes is the Federal Reserve Bank of New York, 33 Liberty Street, New York, NY 10045.

Item 2. Distribution of Obligations

See the Prospectus, pages 58 to 60 and the Pricing Supplement.

As of May 18, 2009, the ADB entered into a Terms Agreement, filed herewith, with Deutsche Bank AG, London Branch, HSBC Bank plc, J.P. Morgan Securities Ltd., Morgan Stanley & Co. International plc, BNP Paribas, Citigroup Global Markets Inc., Commerzbank Aktiengesellschaft, London Branch, Credit

Suisse Securities (Europe) Limited, Daiwa Securities SMBC Europe Limited, Mitsubishi UFJ Securities International plc, Mizuho International plc, Nomura International plc, RBC Capital Markets Corporation and UBS Limited (collectively, the "Managers"), pursuant to which the ADB has agreed to issue, and the Managers have severally agreed to purchase, a principal amount of the Notes aggregating U.S.$3,000,000,000 for an issue price of 99.662% less management and underwriting fees and selling concessions of 0.15%. The Notes will be offered for sale subject to issuance and acceptance by the Managers and subject to prior sale. It is expected that the delivery of the Notes will be made on or about May 21, 2009.

The Managers propose to offer all the Notes to the public at the public offering price of 99.662%.

The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

Name	Principal Amount
Deutsche Bank AG, London Branch	U.S.$675,000,000
HSBC Bank plc	675,000,000
J.P. Morgan Securities Ltd.	675,000,000
Morgan Stanley & Co. International plc	675,000,000
BNP Paribas	30,000,000
Citigroup Global Markets Inc.	30,000,000
Commerzbank Aktiengesellschaft, London Branch	30,000,000
Credit Suisse Securities (Europe) Limited	30,000,000
Daiwa Securities SMBC Europe Limited	30,000,000
Mitsubishi UFJ Securities International plc	30,000,000
Mizuho International plc	30,000,000
Nomura International plc	30,000,000
RBC Capital Markets Corporation	30,000,000
UBS Limited	30,000,000
Total	U.S.$3,000,000,000

Item 3. Distribution Spread

See the Pricing Supplement, pages 3, 4, 5 and 6 and the Terms Agreement.

	Price to the Public	Commissions and Concessions	Proceeds to ADB
Per Unit	99.662%	0.15%	99.512%
Total	U.S.$2,989,860,000	U.S.$4,500,000	U.S.$2,985,360,000

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3.

Item 5. Other Expenses of Distribution

Item	Amount
Legal Fees	$ 45,000*
Fees/Expenses of Independent Accountants	$ 35,000*
Listing Fees (Luxembourg)	$ 5,100*

* Asterisks indicate that expenses itemized above are estimates.

Item 6. Application of Proceeds

See the Prospectus, page 5.

Item 7. Exhibits

(a) (i) Prospectus to the Global-Medium Term Note Program dated July 20, 2005, previously filed under a report of the ADB dated July 20, 2005.

(ii) Standard Provisions relating to the issuance of Notes by the ADB under the Program dated as of May 17, 2004, previously filed under a report of the ADB dated October 15, 2004.

(b) Copy of an opinion of counsel as to the legality of the Notes (to be filed at a later date).

(c) Terms Agreement dated May 18, 2009.

(d) (i) Information Statement dated April 13, 2009, previously filed under a report of the ADB dated April 13, 2009.

(ii) Pricing Supplement dated May 18, 2009.

TERMS AGREEMENT NO. 488-00-1

under the

ASIAN DEVELOPMENT BANK

GLOBAL MEDIUM-TERM NOTE PROGRAM

U.S.$3,000,000,000

2.75 per cent. Global Notes due 21 May 2014

18 May 2009

Asian Development Bank
P.O. Box 789
0980 Manila
Philippines

Attention: Assistant Treasurer, Funding Division

The undersigned managers (collectively, the "Managers") severally agree to purchase from the Asian Development Bank ("ADB") its U.S.$3,000,000,000 2.75 per cent. Global Notes due 21 May 2014 (the "Notes") described in the pricing supplement dated as of the date hereof relating thereto (the "Pricing Supplement") and the related Prospectus dated 20 July 2005 (the "Prospectus") at 9:00 a.m., New York time, on 21 May 2009 (the "Settlement Date") at an aggregate purchase price of U.S.$2,985,360,000 on the terms set forth herein and in the Standard Provisions dated as of 17 May 2004 (the "Standard Provisions") relating to the issuance of Notes by ADB. The Standard Provisions are incorporated herein by reference, except that all references therein to (i) the Prospectus shall be deemed to refer to the Prospectus referred to herein and (ii) the Fiscal Agency Agreement shall be deemed to refer to the Uniform Fiscal Agency Agreement dated as of 20 July 2006, the letter of agreement dated 20 July 2006 from ADB to the Federal Reserve Bank of New York ("FRBNY") and the letter of acknowledgment dated 8 August 2006 from the FRBNY to ADB. In so purchasing the Notes, each of the Managers understands and agrees that it is not acting as an agent of ADB in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meanings when used herein.

ADB represents and warrants to the Managers that the representations and warranties of ADB set forth in Section 2 of the Standard Provisions are true and correct as though made at and as of the date hereof and will be true and accurate as of the Settlement Date.

The obligation of each of the Managers to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of ADB's representations and warranties contained in the Standard Provisions and to ADB's performance and observance of all applicable covenants and agreements contained herein and therein.

ADB certifies to the Managers that, as of the Settlement Date, (i) ADB has performed all of its obligations under the Standard Provisions and this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date and (ii) the Prospectus, as supplemented by the Pricing Supplement, contains all material information relating to the assets and liabilities, financial position, and net income of ADB, and nothing has happened or is expected to happen that would require the Prospectus, as supplemented by the Pricing Supplement, to be further supplemented or updated.

The obligation of the Managers to purchase Notes hereunder is further subject to the receipt by each of the Managers of the documents referred to in clauses (ii) through (v) of Section 6(b) of the Standard Provisions, if requested by the Managers, and the documents referred to in clauses (i), (ii), (iii) and (v) of Section 6(a) of the Standard Provisions. Each of the Managers hereby waives its right to receive each of the documents described in clauses (iv) and (vi) of Section 6(a) of the Standard Provisions.

1. ADB agrees that it will issue the Notes and the Managers named below severally and not jointly agree to purchase the Notes at the aggregate purchase price specified above, calculated as follows: the issue price of 99.662 per cent. of the principal amount less a management and underwriting fee and selling concession of 0.15 per cent. of the principal amount.

The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

Name	Principal Amount
Deutsche Bank AG, London Branch	U.S.$675,000,000
HSBC Bank plc	675,000,000
J.P. Morgan Securities Ltd.	675,000,000
Morgan Stanley & Co. International plc	675,000,000
BNP Paribas	30,000,000
Citigroup Global Markets Inc.	30,000,000
Commerzbank Aktiengesellschaft, London Branch	30,000,000
Credit Suisse Securities (Europe) Limited	30,000,000
Daiwa Securities SMBC Europe Limited	30,000,000
Mitsubishi UFJ Securities International plc	30,000,000
Mizuho International plc	30,000,000
Nomura International plc	30,000,000
RBC Capital Markets Corporation	30,000,000
UBS Limited	30,000,000
Total	U.S.$3,000,000,000

2. Each of payment for and delivery of the Notes shall be made against the other on the Settlement Date. The Notes shall be delivered in book-entry form to the following account of JPMCHASE/LDSL at the Federal Reserve Bank of New York, ABA No. 021000021, for further credit to J.P. Morgan Securities Ltd.; and payment for the Notes shall be effected by transfer of the purchase price in immediately available funds to ADB's Account A, ABA No. 021080245 with the Federal Reserve Bank of New York.

3. In accordance with the provisions of Section 4(e) of the Standard Provisions, the Managers have appointed J.P. Morgan Securities Ltd. as Stabilizing Manager with respect to this issue of Notes.

4. ADB hereby appoints each of the Managers as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. Each of the Managers shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. Each of the Managers acknowledges having received:

(i) a copy of each of the Prospectus and the Fiscal Agency Agreement, duly executed by the parties thereto; and

(ii) a copy of each of the most recently delivered documents referred to in clauses (i), (ii), (iii) and (v) of Section 6(a) of the Standard Provisions.

5. In consideration of ADB appointing each of the Managers as a Dealer solely with respect to this issue of Notes, each of the Managers hereby undertakes for the benefit of ADB and each of the other Dealers that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations specified to be assumed by a Dealer under the Standard Provisions.

6. Each of the Managers acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of notes of ADB pursuant to the Standard Provisions and that such appointment will terminate upon this issue of Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the Managers that have arisen prior to such termination.

7. For purposes hereof, the notice details of ADB and each of the Managers are as follows:

For ADB:

Asian Development Bank
P.O. Box 789
0980 Manila
Philippines
Attention: Funding Division, Treasury Department
Telephone: +632 632-4713
Facsimile: +632 632-4120 or 636-2625

For the Managers:

J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ, England
Attention: Head of Debt Syndicate and Head of EMEA Debt Capital Markets Group
Facsimile: +44 207 325 8270
e-mail: Head_of_EMEA_DCMG@jpmorgan.com

8. If a default occurs with respect to one or more of the several underwriting commitments to purchase any Notes under this Terms Agreement, Managers who have not defaulted with respect to their respective several underwriting commitments will take up and pay for, as nearly as practicable in proportion to their respective several underwriting commitments, Notes as to which such default occurred, up to but not exceeding in the aggregate 20 per cent. of the principal amount of the Notes for which the non-defaulting Managers were originally committed; provided, however, that if the aggregate principal amount of Notes, as to which such default occurred exceeds 16.667 per cent. of the principal amount of the Notes, and arrangements satisfactory to the Managers and ADB for the purchase of such principal amount of Notes as to which such default occurred have not been made within 48 hours of such default, the non-defaulting Managers shall be entitled to terminate this Terms Agreement without any liability on the part of any non-defaulting Managers. Nothing herein will relieve a defaulting Manager from liability for its default.

9. All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

This Terms Agreement shall be governed by and construed in accordance with the laws of State of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

DEUTSCHE BANK AG, LONDON BRANCH
HSBC BANK PLC
J.P. MORGAN SECURITIES LTD.
MORGAN STANLEY & CO. INTERNATIONAL PLC
BNP PARIBAS
CITIGROUP GLOBAL MARKETS INC.
COMMERZBANK AKTIENGESELLSCHAFT, LONDON BRANCH
CREDIT SUISSE SECURITIES (EUROPE) LIMITED
DAIWA SECURITIES SMBC EUROPE LIMITED
MITSUBISHI UFJ SECURITIES INTERNATIONAL PLC
MIZUHO INTERNATIONAL PLC
NOMURA INTERNATIONAL PLC
RBC CAPITAL MARKETS CORPORATION
UBS LIMITED

By: /s/ Elizabeth Newton
Name: Elizabeth Newton
Title: Attorney-in-Fact

[*signatures continued on next page*]

PRICING SUPPLEMENT

ASIAN DEVELOPMENT BANK

GLOBAL MEDIUM-TERM NOTE PROGRAM

Series No: 488-00-1

U.S.$3,000,000,000

2.75 per cent. Global Notes due 21 May 2014

Issue price: 99.662 per cent.

Joint Lead Managers

Deutsche Bank
HSBC
J.P. Morgan
Morgan Stanley

Co-Lead Managers

BNP PARIBAS
Citi
Commerzbank Corporates & Markets
Credit Suisse
Daiwa Securities SMBC Europe
Mitsubishi UFJ Securities International plc
Mizuho International plc
Nomura Securities
RBC Capital Markets
UBS Investment Bank

The date of this Pricing Supplement is 18 May 2009.

This pricing supplement (the "Pricing Supplement") is issued to give details of an issue of U.S.$3,000,000,000 2.75 per cent. Global Notes due 21 May 2014 (the "Notes") by the Asian Development Bank ("ADB") under its Global Medium-Term Note Program and to provide information supplemental to the Prospectus referred to below.

This Pricing Supplement supplements the terms and conditions of the Notes set forth in the Prospectus dated 20 July 2005 (as amended and supplemented and together with the documents incorporated by reference therein, the "Prospectus") and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, capitalized terms used herein have the meanings given to them in the Prospectus.

The issue of the Notes was authorized pursuant to a global borrowing authorization of the Board of Directors of ADB dated 9 December 2008.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation, and no action is being taken to permit an offering of the Notes or the distribution of this Pricing Supplement in any jurisdiction where such action is required.

The Notes are not required to be and have not been registered under the U.S. Securities Act of 1933, as amended. The Notes have not been approved or disapproved by the U.S. Securities and Exchange Commission or any state securities commission nor has the Commission or any state securities commission passed upon the accuracy or adequacy of this Pricing Supplement. Any representation to the contrary is a criminal offense in the United States.

The distribution of this Pricing Supplement or the Prospectus and the offer and sale of the Notes may be restricted by law in certain jurisdictions. Persons into whose possession this Pricing Supplement or the Prospectus comes are required by ADB and the Managers to inform themselves about and to observe any such restrictions. For a description of certain restrictions on offers and sales of Notes and on the distribution of this Pricing Supplement or the Prospectus, see "Plan of Distribution" in the Prospectus.

The Notes are not the obligation of any government.

TERMS AND CONDITIONS

The following items are the particular terms and conditions of the Notes to which this Pricing Supplement relates. In case of any conflict between such terms and conditions and the terms and conditions set forth in the Prospectus, the terms and conditions set forth in this Pricing Supplement shall govern.

General Provisions

1.	Issuer:		Asian Development Bank.
2.	Series Number:		488-00-1.
3.	(i)	Specified Currency (Condition 1(c)):	United States Dollars ("U.S.$").
	(ii)	Specified Principal Payment Currency if different from Specified Currency (Condition 1(c)):	Not applicable.
	(iii)	Specified Interest Payment Currency if different from Specified Currency (Condition 1(c)):	Not applicable.
	(iv)	Alternative Currency (Condition 7(i)) (if applicable):	Not applicable.
4.	Aggregate Nominal Amount:		U.S.$3,000,000,000.
5.	(i)	Issue Price:	99.662 per cent. of the Aggregate Nominal Amount.
	(ii)	Net proceeds:	U.S.$2,985,360,000.
6.	Specified Denominations (Condition 1(a)):		U.S.$1,000.
7.	(i)	Issue Date (Condition 5(d)):	21 May 2009.
	(ii)	Interest Commencement Date (if different from the Issue Date) (Condition 5(d)):	Not applicable.
8.	Maturity Date or Redemption Month (Condition 6(a)):		21 May 2014.

9. Interest Basis (Condition 5)):	Fixed Rate (Condition 5(a)) (further particulars specified below).
10. Redemption/Payment Basis (Condition 6(a)):	Redemption at par.
11. Change of Interest or Redemption/Payment Basis:	Not applicable.
12. Put/Call Options (Conditions 6(e) and (f)):	Not applicable.
13. Status of the Notes (Condition 3):	Senior.
14. Listing:	Luxembourg Stock Exchange.
15. Method of distribution:	Syndicated.

Provisions Relating to Interest Payable

16. Fixed Rate Note Provisions (Condition 5(a)):	Applicable.
(i) Rate(s) of Interest:	2.75 per cent. per annum, payable semi-annually in arrear.
(ii) Interest Payment Date(s):	21 May and 21 November of each year, commencing on 21 November 2009.
(iii) Fixed Coupon Amount(s):	U.S.$13.75 per Specified Denomination payable on each Interest Payment Date.
(iv) Broken Amount(s):	Not applicable.
(v) Day Count Fraction (Condition 5(d)):	30/360.
(vi) Determination Date(s):	Not applicable.
(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	No Calculation Period shall be adjusted in the event that the first day or last day of such period falls on a day that is not a Business Day.
17. Floating Rate Note Provisions (Condition 5(b)):	Not applicable.

18.	Zero Coupon/Deep Discount Note Provisions (Conditions 5(c) and 6(c)):	Not applicable.
19.	Index-Linked Interest Note Provisions:	Not applicable.
20.	Dual Currency Note Provisions:	Not applicable.

Provisions Relating to Redemption

21.	Call Option (Condition 6(e)):		Not applicable.
22.	Put Option (Condition 6(f)):		Not applicable.
23.	Final Redemption Amount:		Aggregate Nominal Amount.
	(i)	Alternative Payment Mechanism (Conditions 7(a) and (c)):	Not applicable.
	(ii)	Long Maturity Note (Condition 7(f)):	Not applicable.
	(iii)	Variable Redemption Amount (Condition 6(d)):	Not applicable.
24.	Early Redemption Amount:		
	(i)	Early Redemption Amount(s) payable on an Event of Default (Condition 9) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions.
	(ii)	Unmatured Coupons to become void (Condition 7(f)):	Not applicable.

Additional General Provisions Applicable to the Notes

25.	Form of Notes:	Book-Entry Notes available on Issue Date. The Notes may not be exchanged for Definitive Fed Registered Notes.
26.	Talons for future Coupons to be attached to definitive Bearer Notes (and dates on which such Talons mature):	Not applicable.

27.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of ADB to forfeit the Notes and interest due on late payment:	Not applicable.
28.	Details relating to Installment Notes:	Not applicable.
29.	Redenomination, renominalization and reconventioning provisions:	Not applicable.
30.	Consolidation provisions:	Not applicable.
31.	Other terms or special conditions:	
	(i) Relevant Financial Center:	New York.
	(ii) Payment Dates:	If any date for payment of any principal or interest in respect of the Notes is not a Business Day, ADB shall not be obliged to pay such principal or interest until the first following day that is a Business Day and shall not be obliged to pay any interest or other payment in respect of such postponed payment. "Business Day" shall mean a day other than a Saturday or a Sunday on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in New York.

Distribution

32.	(i) If syndicated, names of Managers:	Deutsche Bank AG, London Branch HSBC Bank plc J.P. Morgan Securities Ltd. Morgan Stanley & Co. International plc BNP Paribas Citigroup Global Markets Inc. Commerzbank Aktiengesellschaft, London Branch Credit Suisse Securities (Europe) Limited

		Daiwa Securities SMBC Europe Limited Mitsubishi UFJ Securities International plc Mizuho International plc Nomura International plc RBC Capital Markets Corporation UBS Limited
	(ii) Stabilizing Manager (if any):	J.P. Morgan Securities Ltd.
	(iii) Commissions and Concessions:	0.15 per cent. of the Aggregate Nominal Amount.
33.	If non-syndicated, name of Dealer:	Not applicable.
34.	Additional selling restrictions:	Not applicable.

Operational Information

35.	(i) ISIN:	US045167BW21
	(ii) CUSIP:	045167BW2
	(iii) CINS:	Not applicable.
	(iv) Other:	Not applicable.
36.	Common Code:	042996696
37.	Any clearing system(s) other than Euroclear, Clearstream, Luxembourg and DTC and the relevant identification number(s):	Federal Reserve Book-Entry System.
38.	Delivery:	Delivery against payment.
39.	Additional Paying Agent(s) (if any):	Not applicable.
40.	Governing Law:	New York.

Tax Considerations – United States Federal Income Taxation

IRS Circular 230 Notice:

TO ENSURE COMPLIANCE WITH INTERNAL REVENUE SERVICE (THE "IRS") CIRCULAR 230, PROSPECTIVE INVESTORS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES CONTAINED OR REFERRED TO IN THIS PRICING SUPPLEMENT OR ANY DOCUMENT REFERRED TO HEREIN IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY PROSPECTIVE INVESTORS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED

ON THEM UNDER THE INTERNAL REVENUE CODE OF 1986 AS AMENDED; (B) SUCH DISCUSSION IS WRITTEN FOR USE IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE NOTES; AND (C) PROSPECTIVE INVESTORS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Listing Application

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the listing of the Global Medium-Term Note Program of ADB.

Stabilizing

In connection with this issue, the Stabilizing Manager may over-allot or effect transactions that stabilize or maintain the market price of the Notes at a level that might not otherwise prevail. Such stabilizing, if commenced, may be discontinued at any time.

Material Adverse Change Statement

There has been no material adverse change in the financial position or prospects of ADB since the date of the financial statements included in the most recently published Information Statement of ADB. ADB's latest Information Statement was issued on 13 April 2009.

Recent Developments

On 29 April 2009, the Board of Governors of ADB adopted Resolution No. 336, which authorized a 200% increase in the capital stock of ADB. Individual members of ADB may subscribe for their respective allocations of additional capital stock until 31 December 2010.

On 5 May 2009, ADB's Board of Governors approved the following with respect to its 2008 ordinary capital resources net income:

a) U.S.$427.0 million, representing unrealized gains as of 31 December 2008, be added to the cumulative revaluation adjustments account;
b) U.S.$298.1 million, representing the adjustment to the loan loss reserve as of 31 December 2008, be added to the loan loss reserve;
c) U.S.$261.4 million be allocated to the ordinary reserve;
d) U.S.$120.0 million be allocated to the Asian Development Fund; and
e) U.S.$23.0 million be allocated to the Technical Assistance Special Fund.

Responsibility

ADB accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Prospectus referred to above, contains all information that is material in the context of the issue of the Notes.

ASIAN DEVELOPMENT BANK

By: /s/ MICHAEL JORDAN
Name: MICHAEL JORDAN
Title: Assistant Treasurer

ISSUER

Asian Development Bank
6 ADB Avenue
Mandaluyong City
1550 Metro Manila
Philippines

Postal Address
P.O. Box 789
0980 Manila
Philippines

FISCAL AGENT

Federal Reserve Bank of New York
33 Liberty Street
New York, NY 10045

**LUXEMBOURG LISTING AGENT,
PAYING AGENT
AND TRANSFER AGENT**

BGL Société Anonyme
50, avenue J.F. Kennedy
L-2951 Luxembourg

LEGAL ADVISERS TO THE DEALERS

Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006

AUDITORS

PricewaterhouseCoopers LLP
8 Cross Street #17-00
PWC Building
Singapore 048424